

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 11, 2008

<u>**Via U.S. Mail and Fax**</u>
Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

RE: NIVS IntelliMedia Technology Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 5, 2008 and
Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008
Filed May 7, 2008 and August 19, 2008, respectively
File No. 0-52933

Dear Mr. Li:

We have reviewed your supplemental response letter dated October 15, 2008 as well as your filing and have the following comments. As noted in our comment letter dated September 15, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 10-KSB for the Year Ending December 31, 2007</u>
<u>Note 7. Due from Related Parties, page F17</u>

1. In the interest of providing us with a better insight into what occurred with the amounts due from related parties and the circumstances that resulted in the Debt Repayment and Set-Off Agreement, please provide us table from January 1, 2006 through November 28, 2008 showing the following:
   - Amounts and dates of cash distributions (or the equivalent of unpaid subscriptions) made to related parties;
   - Corresponding amounts and dates of cash repayments, or other repayments, by the related parties to the Company; and

o An explanation as to why the Company need not deduct from equity the related party receivables outstanding on the dates of the publication of the financial statements.

See SAB Topics 4E and 4G.

Condensed Financial Information of the Registrant

2. We note that you have removed Note 25 from your financial statements. Provide condensed financial statements of the parent company pursuant to 5-04(c) and 12-04 of Regulation S-X or advise. Refer also to SAB Topic 6:K.2 for guidance.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director